SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.

                                                   Commission File No. 1-07127

                          First Chicago NBD Corporation
             (Exact name of registrant as specified in its charter)

                            One First National Plaza
                             Chicago, Illinois 60670
                                  312-732-4000
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                          Common Stock, par value $1.00
  Preferred stock with Cumulative and Adjustable Dividends, Series B, without par value
   Preferred stock with Cumulative and Adjustable Dividends, Series C, without par value
                     7 1/4% Subordinated Debentures Due 2004
                     8.10% Subordinated Debentures Due 2002
                         7 1/2% Preferred Purchase Units
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            (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   |X|    Rule 12h-3(b)(1)(ii)       |_|
              Rule 12g-4(a)(1)(ii)  |_|    Rule 12h-3(b)(2)(i)        |_|
              Rule 12g-4(a)(2)(i)   |_|    Rule 12h-3(b)(2)(ii)       |_|
              Rule 12g-4(a)(2)(ii)  |_|    Rule 15d-6                 |_|
              Rule 12h-3(b)(1)(i)   |X|

Approximate number of holders of record as of the certificate or notice date:  0

*Effective as of October 2, 1998, First Chicago NBD Corporation ("FCN") merged with and into BANK ONE CORPORATION ("BANK ONE"), with BANK ONE as the surviving corporation in such merger, and in connection therewith, the obligations of FCN with respect to these securities became obligations of BANK ONE.

Pursuant to the requirements of the Securities Exchange Act of 1934, BANK ONE CORPORATION, as successor by merger to First Chicago NBD Corporation, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 7, 1998                     By: /s/ M. Eileen Kennedy
                                              Name: M. Eileen Kennedy
                                              Title: Treasurer